EXHIBIT 12.2
TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(Unaudited)
(In millions except ratios)

	Year
	2009	2008	2007	2006	2005
Fixed charges:
Interest expense*	$309	$448	$507	$451	$313
Estimated interest portion of rents	33	35	28	28	28

Total fixed charges	$342	$483	$535	$479	$341

Income:
Income (loss) from continuing operations before income taxes	$(149)	$629	$1,234	$907	$656
Fixed charges	342	483	535	479	341

Adjusted income	$193	$1,112	$1,769	$1,386	$997

Ratio of income to fixed charges	0.56	2.30	3.31	2.89	2.92

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.
Earnings for the year ended January 2, 2010 were inadequate to cover fixed charges. Additional earnings of $149 million would have been necessary to bring the ratio of income to fixed charges to 1.0.